CapitaLand

ECORE Research Pte Ltd
168 Robinson Road #30-01 Capital Tower Singapore 068912
Tel: 65 6823 3200 Fax: 65 6820 2202 Website: www.capitaland.com

PROCESSED
NOV 04 2002
THOMSON FINANCIAL P

82-4507

2 October 2002

Via Courier

The U.S. Securities And Exchange Commission
450 Fifth Street, N.W., Room 3099
Office of International Corporate Finance
Mail Stop 3-2
Washington, D.C. 20549

02055518

Attn: Mr Elliot Staffin

02 OCT 21 AM 9:34

Dear Sirs

SUPPL

CAPITALAND LIMITED
- AMERICAN DEPOSITORY RECEIPTS PROGRAM
(EXEMPTION NUMBER: 82-4507)

1 In compliance with the reporting exemption granted under Rule 12g3-2(b), we enclose copies of the announcements and press releases issued by CapitaLand Limited from 1 September 2002 till 30 September 2002, for your information and file record please.

2 Please do not hesitate to contact the undersigned @ Tel: 68233513 or Zuriana @ Tel: 68233516 if you need further assistance.

Yours faithfully

Jessica Lum
Secretariat Manager

Encs.

dlw 10/29

c.c. VP Lim Mei Yi – cover letter only.

s/sec/adr/adrltr-sep.doc

List of Information Made Public, Filed with the Singapore Exchanges Securities Trading Limited (SESTL) or Distributed to Security Holders by CapitaLand Limited

Name of Report or Announcement	Date Made Public, Filed or Distributed	Source of Requirement
Announcement by CapitaLand's Subsidiary, The Ascott Group Limited – "Completion of Sale of Entire Registered Capital of Shanghai Yong Liang Real Estate Development Co., Ltd	2 September 2002	For Public Relations Purposes
CapitaLand Officially Launches Belmond Green at $948 psf *Phase 1 of prime freehold home in exclusive district 10 is about 35% sold*	2 September 2002	For Public Relations Purposes
CapitaLand and Partners Commemorate Topping-Out for Raffles City Shanghai *One of the single largest commercial investments led by Singapore consortium*	3 September 2002	For Public Relations Purposes
Clarification by CapitaLand Limited	4 September 2002	For Public Relations Purposes
Announcement Issued by The Development Bank of Singapore Ltd, For and On Behalf of CapitaLand's Subsidiary, Leonie Court Pte Ltd – "Voluntary Unconditional Cash Offer for Hind Hotels International Limited – Compulsory Acquisition"	10 September 2002	For Public Relations Purposes
Announcement by CapitaLand's Subsidiary, Hind Hotels International Limited – "Delisting of Hind Hotels International Limited from The Singapore Exchange Securities Trading Limited"	10 September 2002	For Public Relations Purposes
Divestment of Stake in Premier Health Corporation (M) Sdn Bhd	10 September 2002	SESTL Listing Manual
Announcement and News Release by CapitaLand's Subsidiary, CapitaMall Trust Management Limited, The Manager of the CapitaMall Trust – "CMT Inclusion under CPFIS – Ordinary Account" and CPF Members may now use Ordinary Account savings to invest in CMT	12 September 2002	For Public Relations Purposes
News Release by CapitaLand's Subsidiary, The Ascott Group Limited – "Ascott Secures New Management Contract to Become Manila's Largest Serviced Residence Chain"	12 September 2002	For Public Relations Purposes

Name of Report or Announcement	Date Made Public, Filed or Distributed	Source of Requirement
Clarification by CapitaLand Limited on its Investment in Raffles Holdings	16 September 2002	For Public Relations Purposes.
Increase in Share Capital of CapitaLand Financial Limited	18 September 2002	SESTL Listing Manual
CapitaLand to Officially Launch Freehold Casabella *Exclusive estate with mixed housing types and common facilities*	18 September 2002	For Public Relations Purposes
Announcement on the Residential Site in Changning District, Shanghai	19 September 2002	SESTL Listing Manual
Press Release by CapitaLand's Subsidiary, Australand Holdings Limited – "Nestle Australia Commits to Australand's Rhodes Corporate Campus"	19 September 2002	For Public Relations Purposes
Acquisition of Stake in Beijing Ruihua Property Development Co., Ltd	24 September 2002	SESTL Listing Manual
CapitaLand Acquires Residential Site in Beijing *With potential to build about 1,450 homes*	24 September 2002	For Public Relations Purposes
Divestment of Stake in Associated Company, OneRex Pte Ltd	25 September 2002	SESTL Listing Manual
Incorporation of Indirect Wholly-Owned Subsidiary, Capitaland RECM Pte. Ltd.	30 September 2002	SESTL Listing Manual

/s/sec/adr/adr(82-4507)-Sep.doc
2 Oct 2002

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CAPITALAND LIMITED

ANNOUNCEMENT BY CAPITALAND'S SUBSIDIARY, THE ASCOTT GROUP LIMITED –"COMPLETION OF SALE OF ENTIRE REGISTERED CAPITAL OF SHANGHAI YONG LIANG REAL ESTATE DEVELOPMENT CO., LTD.

CapitaLand Limited's subsidiary, The Ascott Group Limited ("Ascott"), had on 31 August 2002 issued an announcement on the above matter. Attached Ascott's announcement is for information.

Completion of sale of Somerset Grand Shanghai

Submitted by Lim Mei Yi, Company Secretary on 02/09/2002 to the SGX

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THE ASCOTT GROUP LIMITED

ANNOUNCEMENT

Completion of Sale of Entire Registered Capital of Shanghai Yong Liang Real Estate Development Co., Ltd.

On 6 June 2002, the Company announced that its indirect wholly-owned subsidiary, LC Genesis (Shanghai) Pte Ltd ("LCG") had, together with Shanghai Yong Ye Co. Ltd ("SYY"), entered into an agreement to sell all of the registered capital in Shanghai Yong Liang Real Estate Development Co., Ltd ("SYL") to Rodamco Shanghai Apartments Limited ("Rodamco Shanghai") and to assign all of the loans made by LCG and SYY to SYL to Rodamco Shanghai, for a consideration based on the net asset value of SYL as at completion date, in accordance with the terms of the agreement. LCG's share of the net asset value is approximately US$11.6 million (S$20.4 million).

On 1 August 2002, the Company announced that LCG, SYY and Rodamco Shanghai had agreed to enter into an Extension Agreement to extend the completion date for the sale from 31 July 2002 to a date on or before 31 August 2002.

The Company wishes to further announce that the above sale has been completed on 30 August 2002. The loan made by LCG to SYL, in the aggregate amount of approximately US$13.6 million (S$23.9 million) was assigned to Rodamco Shanghai on 30 August 2002.

The transaction is not expected to have any material effect on the earnings per share and the net tangible assets per share of the Company for the financial year ending 31 December 2002.

All approximate SGD values are stated using the exchange rate as at 28 August 2002.

By Order of the Board
Keong Wen Hui
Asst. Company Secretary
31 August 2002

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CapitaLand

For immediate release

Sept 2, 2002

NEWS RELEASE

CapitaLand officially launches Belmond Green at $948 psf

Phase 1 of prime freehold home in exclusive district 10 is about 35% sold

Singapore, Sept 2 – CapitaLand will officially launch its latest residential project Belmond Green this Saturday, September 7, at an average price of $948 per square foot. About 35% of Phase 1 of the prime condominium with an exclusive Balmoral Road address has been sold. Phase 1 release of the 211-unit freehold condominium comprises 120 units.

Patricia Chia, CapitaLand Residential Deputy CEO for Singapore Operations said: "Belmond Green is the largest freehold residential development along the exclusive Balmoral Road. The large land size allows us to offer a stylish condominium tailored for the needs of discerning homebuyers and investors alike. It has a distinctive junior clubhouse concept – a first in Singapore, and comprehensive recreational facilities to cater to everyone in the family."

Belmond Green exudes a gracious beauty as its contemporary architecture blends seamlessly with lush tropical landscaping and conserved mature trees. Comprising five blocks of twelve storeys, the feeling of spaciousness is given dynamism by the views of water and landscaping enjoyed by most blocks. The concept of space and privacy is further reinforced with each lift lobby serving only three or four apartments.

Buyers have a choice of five unit types comprising two- to four- bedrooms. Unit sizes range from 958 sq ft (89 square metres) to 2,400 sq ft (223 sq m) in size. Inside the apartments, living and dining areas have full-height, floor-to-ceiling

glazed windows to enhance the sense of the outdoors. All interiors spaces are roomy and well-designed for living, study and entertainment.

Simple in form and purpose, the focus of Belmond Green is a semi-circular Mirage pool that wraps around the all-glass Junior Clubhouse. Lines of water and pathways radiate out from the clubhouse to link the central waterscape with other facilities, including a 50-metre Athena lap pool, the Family Clubhouse and fountain pool for children, a water-jet plaza, and a 'free expression area' for teenagers complete with an amphitheatre and graffiti wall.

The Junior Clubhouse with a music room and a reading room is the first of its kind in a condominium in Singapore. The concept to provide a conducive environment to nurture constant learning in the young is already popular in Hong Kong. Parents can organize enrichment classes, allow children to foster interpersonal skills and hone their young minds. A grand piano will also be provided in the music room.

Belmond Green is located near some of Singapore's top schools including Anglo-Chinese School (Barker Road) and Raffles Girls' Secondary School. Whilst tucked away amidst the exclusive Balmoral residential estate, residents will enjoy the convenient proximity to the Orchard shopping hub, clubs, specialty shops, supermarkets and restaurants. The condominium is easily accessible via the nearby PIE and legal Temporary Occupation Permit (TOP) is expected to be obtained in the first quarter of 2005.

Interested buyers can call CapitaLand's marketing hotline at 6826 6800 or the showflat at 6738 2898 for more information. Alternatively, they can visit the condominium website at www.belmondgreen.com.sg.

About CapitaLand

CapitaLand, through its subsidiary CapitaLand Residential, is committed to creating modern and comfortable homes, and not just building houses. Its portfolio of premier, high quality residences include several quality Singapore developments such as The Levelz, The Loft, The Shelford and SunGlade. It aims to build its premium position with an emphasis on product leadership and the continuous

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introduction of innovation – including intelligent living environment and e-lifestyle residences.

In addition to Singapore, CapitaLand also has a significant presence in China through subsidiary CapitaLand China. It is active in Australia via Australand, which is listed on both the Australia and Singapore stock exchanges, and in Malaysia through listed associate company United Malayan Land.

CapitaLand has property and property-related services focused in select gateway cities in Asia, Australia and Europe. The Company's hospitality businesses, in hotels and serviced residences, span more than 50 cities around the world.

Issued by : **CapitaLand Limited**
Date : **Sept 2, 2002**

CapitaLand

NEWS RELEASE

3 September 2002
For Immediate Release

CapitaLand and partners commemorate topping-out for Raffles City Shanghai

One of the single largest commercial investments led by Singapore consortium

Shanghai, 3 September 2002 – Shanghai Hua Qing Real Estate Development Co. Ltd, a joint venture company formed by the affiliates of Shanghai Nanjing Road Trading Center, Temasek Holdings, GIC Real Estate, Sino Land and CapitaLand, commemorated the topping-out of Raffles City Shanghai today. The approximately US$ 350 million (RMB 2.9 billion) commercial development represents one of the single largest investments in Shanghai led by a Singapore consortium to-date. Raffles City Shanghai is set to be a landmark when completed by end 2003.

Located in the heart of Shanghai's thriving business district opposite the historic People's Square and the Municipal Government Building, Raffles City Shanghai will offer about 85,000 square metres of Grade A intelligent office space and 45,000 square metres of retail space. The 45-storey office tower will be clad in granite with full height glass curtain walls providing spectacular views of the cityscape. The 7-storey retail podium features three exciting atriums for displays and activities, bringing a new experience to the growing number of cosmopolitan, fashion-conscious working adults and teenagers.

The ceremony marks the completion of structural works for the development. It was officiated by Mr Xu Jian Guo, Shanghai Huangpu District Mayor and Mr S Dhanabalan, Chairman of Temasek Holdings. The event was witnessed by more than 300 guests including customers, business partners and key government officials.

China is a key market for CapitaLand and its joint venture partners. CapitaLand has over S$1 billion or RMB 5 billion investments in China while GIC Real Estate has investments in several cities including Beijing and Shanghai. Sino Land's footprint in China includes nine development projects in Shanghai, Guangzhou, Xiamen and Fuzhou. For Raffles City Shanghai, CapitaLand holds majority stake at 47.5%, while Sino Land holds 19%, Temasek Holdings and GIC 14.25% each and the remaining 5% is held by Shanghai Nanjing Road Trading Center, a company linked to the Huangpu district government.

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China presents a vast vista of investment opportunities, especially with China's entry into the World Trade Organisation underscoring the importance it places on international commerce. Its commitment to adopting an open policy towards foreign investment is welcomed by multinational companies like CapitaLand and its joint venture partners. The further liberalization, increased transparency and greater corporate governance will translate into lower risks for foreign investors.

Formerly known as Raffles Square, the development marks milestone attainments such as:

- Being one of the single largest investments in Shanghai to-date, led by a Singapore consortium
- Attracted an international team of financiers from Europe and Asia for the syndicated loan of US$180 million
- Reported to be the single largest property financing transaction in China

CapitaLand and its joint venture partners are pleased to be working with main contractor Shanghai Construction Group, which has delivered consistently high standards of site management and skills. The stylish building is designed by Singapore's P&T Architects to reflect a modern, forward-looking approach to work and leisure in one of the most vibrant and exciting cities in the world. When completed, it will set the stage for a new generation of grade A commercial buildings in Shanghai.

Issued by CapitaLand China on behalf of the joint venture partners of Shanghai Hua Qing Real Estate Development Co., Ltd.

For enquiries, please contact:

Media Contact
Basskaran Nair
Communications, CapitaLand Limited
Tel: +65 6823 3554, Email: basskaran.nair@capitaland.com.sg

Analyst Contact
George Tanasijevich,
Equity Markets, CapitaLand Limited
Tel: +65 6823 3535, Email: george.tanasi@capitaland.com.sg

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Media Factsheet – Raffles City Shanghai (来福士广场)

Developer / Owner	:	▪ CapitaLand ▪ Temasek Holdings ▪ GIC Real Estate ▪ Sino Land ▪ Shanghai Nanjing Road Trading Center
Location	:	▪ 728 Fu Zhou Road, Shanghai ▪ Opposite People's Square and Municipal Government Building ▪ Part of the Nanjing Road commercial hub
Description	:	45-storey office building with a 7-storey retail podium
Building classification	:	Grade "A"
Site area	:	15,201 square metres (sqm)
Height of building	:	200 metres (m)
Lettable area	:	Office tower - 83,000 sqm (lettable GFA) Retail - 28,000 sqm (net lettable area)
Gross floor area	:	Office tower - 88,000 sqm Retail - 40,000 sqm
Typical floor plate	:	Office tower - 2,199 sqm Retail - 5,600 sqm
Floor to ceiling height	:	Office tower - 2.70 m Retail - 3.30 m to 5.40 m
Tenure of land	:	50 years
Expected date of completion	:	End of 2003
Architect	:	P&T Consultants Pte Ltd
Main contractor	:	Shanghai Construction Group

As at 03/09/2002

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MASNET No. 7 OF 04.09.2002
Announcement No. 7

CAPITALAND LIMITED

CLARIFICATION BY CAPITALAND LIMITED

Various media stories on 3 September 2002 and 4 September 2002 stated that CapitaLand Limited indicated that it will post second-half net profit growth in the high single-digit to double-digit range. We wish to clarify this statement. CapitaLand anticipates that its China operations will produce annual revenue growth at a double-digit rate. With respect to the Group's overall performance, CapitaLand reaffirms its previous guidance that it anticipates a profitable 2002.

Submitted by Jessica Lum, Assistant Company Secretary on 04/09/2002 to the SGX

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CAPITALAND LIMITED

ANNOUNCEMENT ISSUED BY THE DEVELOPMENT BANK OF SINGAPORE LTD, FOR AND ON BEHALF OF CAPITALAND'S SUBSIDIARY, LEONIE COURT PTE LTD - "VOLUNTARY UNCONDITIONAL CASH OFFER FOR HIND HOTELS INTERNATIONAL LIMITED - COMPULSORY ACQUISITION"

Attached announcement issued on 9 September 2002 by DBS Bank, on behalf of Leonie Court Pte Ltd, CapitaLand Limited's indirect wholly-owned subsidiary, on the above matter, is for information.

DBS Bank.pdf

Submitted by Lim Mei Yi, Company Secretary on 10/09/2002 to the SGX

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MASNET No. 49 OF 09.09.2002
Announcement No. 49

DBS BANK
DBS GROUP HOLDINGS LTD

Voluntary Unconditional Cash Offer for Hind Hotels International Limited – Compulsory Acquisition

ANNOUNCEMENT

issued by

THE DEVELOPMENT BANK OF SINGAPORE LTD
(Incorporated in the Republic of Singapore)

for and on behalf of

LEONIE COURT PTE LTD
(Incorporated in the Republic of Singapore)

to compulsorily acquire all the remaining ordinary shares of $1.00 each in

HIND HOTELS INTERNATIONAL LIMITED
(Incorporated in the Republic of Singapore)

As announced on 22 July 2002, Leonie Court Pte Ltd (the "**Offeror**") gave notice (Form 57) to shareholders of Hind Hotels International Limited ("**Hind Hotels**") who had not accepted the voluntary unconditional cash offer by the Offeror to acquire all the issued ordinary shares of $1.00 each (the "**Shares**") in the capital of Hind Hotels on or before 5.00 p.m. on 17 July 2002, of the Offeror's intention to exercise its right to compulsorily acquire all the Shares held by the shareholders if they did not accept or had failed or refused to accept the voluntary unconditional cash offer by the Offeror for Hind Hotels by 3.30 p.m. on 31 July 2002 (the "**Dissenting Shareholders**").

The Development Bank of Singapore Ltd hereby announces, for and on behalf of the Offeror, that the Offeror has today exercised its right of compulsory acquisition pursuant to Section 215(1) of the Companies Act, Chapter 50 of Singapore, to acquire the Shares of the Dissenting Shareholders at a consideration of $1.75 in cash for each Share. The Offeror has today paid to Hind Hotels the amount of consideration representing the

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price payable for the Shares that it is entitled to acquire from the Dissenting Shareholders. Accordingly, Hind Hotels has arranged for 1,068,152 Shares to be registered in the name of the Offeror or credited into the securities account of the Offeror, as the case may be.

Dissenting Shareholders are advised that Hind Hotels will, as soon as practicable, and in any event within three working days from the date of this announcement, arrange for the despatch of the remittance in the form of cheques for the appropriate amount of the consideration payable in respect of the Shares compulsorily acquired from Dissenting Shareholders to such Dissenting Shareholders by ordinary post at their own risk to the addresses appearing in the records of The Central Depository (Pte) Limited and/or Lim Associates (Pte) Ltd.

The directors of the Offeror (including any who may have delegated detailed supervision of this announcement) have taken all reasonable care to ensure that the facts stated in this announcement are fair and accurate and that no material facts have been omitted from this announcement, and they jointly and severally accept responsibility accordingly.

Issued by
The Development Bank of Singapore Ltd

For and on behalf of
Leonie Court Pte Ltd
9 September 2002
Singapore

Submitted by Choe Tse Wei, Vice President on 09/09/2002 to the SGX

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CAPITALAND LIMITED

ANNOUNCEMENT BY CAPITALAND'S SUBSIDIARY, HIND HOTELS INTERNATIONAL LIMITED – "DELISTING OF HIND HOTELS INTERNATIONAL LIMITED FROM THE SINGAPORE EXCHANGE SECURITIES TRADING LIMITED"

CapitaLand Limited's subsidiary, Hind Hotels International Limited ("Hind"), had on 9 September 2002 issued an announcement on the above matter. Attached Hind's announcement is for information.

Hind.pdf

Submitted by Lim Mei Yi, Company Secretary on 10/09/2002 (DD/MM/YYYY) to the SGX

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MASNET No. 59 OF 09.09.2002
Announcement No. 59

HIND HOTELS INTERNATIONAL LIMITED

DELISTING OF HIND HOTELS INTERNATIONAL LIMITED ("HIND HOTELS") FROM THE SINGAPORE EXCHANGE SECURITIES TRADING LIMITED ("SGX-ST")

Compulsory Acquisition of Shares in Hind Hotels

The Board of Directors of Hind Hotels wishes to announce that on 9 September 2002 (the "Transfer Date"), Leonie Court Pte Ltd (the "Offeror"), a wholly-owned subsidiary of CapitaLand Limited, had exercised its right of compulsory acquisition pursuant to Section 215(1) of the Companies Act, Chapter 50 of Singapore (the "Companies Act") to acquire all the issued ordinary shares of S$1.00 each (the "Shares") in the capital of Hind Hotels held by shareholders (the "Dissenting Shareholders") who did not accept or had failed or refused to accept the voluntary unconditional cash offer (the "Offer") by the Offeror for Hind Hotels as at 3.30 p.m. on 31 July 2002 (being the closing date of the Offer), at a consideration of S$1.75 in cash for each Share.

On the Transfer Date, Hind Hotels received from the Offeror, a sum representing the consideration payable for the Shares that the Offeror is acquiring from the Dissenting Shareholders and the Shares were registered in the name of the Offeror or credited into the securities account of the Offeror, as the case may be, pursuant to Section 215(4) of the Companies Act on 9 September 2002. The consideration was deposited by Hind Hotels into a separate bank account and held in trust by Hind Hotels for the Dissenting Shareholders pursuant to Section 215(5) of the Companies Act. Hind Hotels will, as soon as practicable, and in any event within three working days from the Transfer Date, arrange for the despatch to the Dissenting Shareholders of the remittance in the form of cheques for the appropriate amount of the consideration payable in respect of the Shares held by them by ordinary post at their own risk to the addresses appearing in the records of The Central Depository (Pte) Limited and/or the Register of Members at Lim Associates (Pte) Ltd, the Share Registrar of Hind Hotels.

Delisting of Hind Hotels

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On 20 August 2002, the SGX-ST confirmed that it has no objection to the delisting of Hind Hotels and Hind Hotels will be delisted from the Official List of the SGX-ST with effect from 9.00 a.m. on 12 September 2002.

By Order of the Board

Lim Mei Yi
Company Secretary

9 September 2002

Submitted by Lim Mei Yi, Company Secretary on 09/09/2002 to the SGX

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CapitaLand Limited
168 Robinson Road #30-01 Capital Tower Singapore 068912
Tel: 65 6823 3200 Fax: 65 6820 2202 Website: www.capitaland.com

DIVESTMENT OF STAKE IN PREMIER HEALTH CORPORATION (M) SDN BHD

The Board of Directors of CapitaLand Limited ("CapitaLand") wishes to announce that its indirect wholly-owned subsidiary, Premier Health Corporation International Pte Ltd, a company incorporated in Singapore, has signed a Sale and Purchase Agreement with HMI Balestier Hospital Pte Ltd, a party unrelated to the CapitaLand Group, to dispose of its entire 65% stake (the "Divestment") in Premier Health Corporation (M) Sdn Bhd ("PHCM") for RM12,000,000 (approximately S$5,660,000).

PHCM, a company incorporated in Malaysia, owns a hospital building in Johor, Malaysia (through a Malaysian wholly-owned subsidiary) and a vacant site in Kedah, Malaysia (through a 85% owned Malaysian subsidiary).

The Divestment is consistent with CapitaLand's strategy to dispose non-core assets. The sale proceeds from the Divestment will be used to reduce gearing and fund other investments.

The Divestment is conditional upon, amongst other things, the approval by the relevant authorities in Malaysia. The parties have up till 3 months from date of signing to satisfy all the conditions and upon satisfaction of these conditions, completion will take place within or upon expiration of 4 months thereafter. Upon completion of the Divestment, PHCM will cease to be a subsidiary of CapitaLand.

The Divestment is not expected to have a material impact on the net tangible assets or earnings per share of CapitaLand for the financial year ending 31 December 2002.

None of the Directors or controlling shareholders of CapitaLand has any interest, direct or indirect, in the Divestment.

By Order of the Board

Lim Mei Yi
Company Secretary
10 September 2002

S:/ses/SGX annc/divestmt/PHCM-10Sep02.doc
(JLMS/lln)

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MASNET No. 107 OF 12.09.2002
Announcement No. 107

CAPITALAND LIMITED

ANNOUNCEMENT AND NEWS RELEASE BY CAPITALAND'S SUBSIDIARY, CAPITAMALL TRUST MANAGEMENT LIMITED, THE MANAGER OF THE CAPITAMALL TRUST – "CMT INCLUSION UNDER CPFIS – ORDINARY ACCOUNT"

CapitaLand Limited's subsidiary, CapitaMall Trust Management Limited ("CMTML"), the manager of the CapitaMall Trust, has today issued an announcement and news release on the above matter. Attached CMTML's announcement and news release are for information.

CAPITAMALL TRUST - annc.p CAPITAMALL TRUST - nr.p

Submitted by Lim Mei Yi, Company Secretary on 12/09/2002 to the SGX

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MASNET No. 98 OF 12.09.2002
Announcement No. 98

CAPITAMALL TRUST

ANNOUNCEMENT - CMT Inclusion Under CPFIS-Ordinary Account

CapitaMall Trust Management Limited ("CMTML"), the manager of the CapitaMall Trust ("CMT"), wishes to announce that Central Provident Fund ("CPF") members may, with effect from 13 September 2002, use their CPF Ordinary Account savings to purchase CMT units as an investment included under the CPF Investment Scheme – Ordinary Account ("CPFIS-OA"). CPF members will be allowed to invest up to 35% of their investible savings* in the CPF Ordinary Account to purchase CMT units.

This is further to the CPF Board's announcement on 29 August 2002, whereby property funds (or real estate investment trusts) will be included under the CPFIS-OA.

BY ORDER OF THE BOARD
Winnie Tan
Company Secretary
12 September 2002

* Investible savings is the balance in the Ordinary Account plus the amount of CPF withdrawn for education and investments.

Submitted by Winnie Tan, Company Secretary on 12/09/2002 to the SGX

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MASNET No. 99 OF 12.09.2002
Announcement No. 99

CAPITAMALL TRUST

NEWS RELEASE- CPF members may now use Ordinary Account savings to invest in CMT

Singapore, 12 September 2002 - CapitaMall Trust Management Limited ("CMTML"), the manager of the CapitaMall Trust ("CMT"), is pleased to announce that Central Provident Fund ("CPF") members may, with effect from 13 September 2002, use their CPF Ordinary Account savings to purchase CMT units as an investment included under the CPF Investment Scheme – Ordinary Account ("CPFIS-OA"). CPF members will be allowed to invest up to 35% of their investible savings* in the CPF Ordinary Account to purchase CMT units.

This is further to the CPF Board's announcement on 29 August 2002, whereby property funds (or real estate investment trusts) will be included under the CPFIS-OA.

CMTML's CEO Pua Seck Guan said, "CMT's inclusion under the CPFIS-OA is positive news for Singaporean investors who are looking for an investment that offers a stable yield with the potential for capital upside. REITs generally have a proven track record in the US and Australia as a popular investment choice among retirees in these markets due to the steady income stream they offer."

Investors who wish to use their CPF savings to purchase units in CMT in the secondary market on Singapore Exchange Securities Trading Limited are advised to go through their usual broker channels. For those that who do not have a CPF Investment Account, they can open an account with any of the approved CPF agent banks.

CMT distributes 100% of its taxable income to investors, twice a year. The income is primarily derived from the rent collected from tenants that occupy the three CMT malls; namely Tampines Mall, Junction 8 and Funan The IT Mall.

* Investible savings is the balance in the Ordinary Account plus the amount of CPF withdrawn for education and investments.

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About CapitaMall Trust

The launch of CMT by CapitaLand Limited in July 2002 marked the establishment of the first listed real estate investment trust in Singapore. CMT consists of three major shopping malls - Tampines Mall, Junction 8 Shopping Centre and Funan The IT Mall. The total net lettable area of the three malls is in excess of 800,000 sq ft which includes more than 400 individual leases as at 31 July 2002.

CMT's principal investment strategy is to invest in real estate in Singapore that is income producing and which is substantially used for retail purposes. The manager of CMT, CMTML, plans to achieve additional net property income growth and enhance the value of CMT's real property portfolio through active management of its properties, besides asset enhancements and identifying and acquiring suitable and attractive shopping centres in Singapore.

CMTML is an indirectly wholly-owned subsidiary of CapitaLand Limited, one of the largest listed real estate companies in Asia.

Issued by CapitaMall Trust Management Limited

For enquiries, please contact:

Nathan Parris
Research, Marketing and Communications Manager, CapitaMall Trust Management Limited
Tel: +65 6239 6856, Email: nathan.parris@capitaland.com.sg

Submitted by Winnie Tan, Company Secretary on 12/09/2002 to the SGX

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MASNET No. 109 OF 12.09.2002
Announcement No. 109

CAPITALAND LIMITED

NEWS RELEASE BY CAPITALAND'S SUBSIDIARY, THE ASCOTT GROUP LIMITED – "ASCOTT SECURES NEW MANAGEMENT CONTRACT TO BECOME MANILA'S LARGEST SERVICED RESIDENCE CHAIN"

CapitaLand Limited's subsidiary, The Ascott Group Limited ("Ascott"), has today issued a news release on the above matter. Attached Ascott's news release is for information.

News Release - Olympia.PE

Submitted by Lim Mei Yi, Company Secretary on 12/09/2002 to the SGX

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THE ASCOTT GROUP

THE ASCOTT GROUP LIMITED
N° 8 Shenton Way
#13-01 Temasek Tower
Singapore 068811

Telephone
(65) 6 220 8222

Facsimile
(65) 6 227 2220

Website
www.the-ascott.com

A member of CapitaLand

September 12, 2002
For Immediate Release
Contact:

Ida Lim	(65) 6586 7230
Tay Cheng Cheng	(65) 6586 7231

NEWS RELEASE

Ascott Secures New Management Contract To Become Manila's Largest Serviced Residence Chain

The Ascott Group, a leading international serviced residence company, has secured a management contract for a 116-unit serviced residence in Makati City, the Philippines.

This makes Ascott the largest international serviced residence chain in the city, with 405 apartments. It now commands 47 per cent of Manila's four and five-star serviced residence market.

Olympia Suites is an operational serviced residence located near the Manila Stock Exchange, Glorietta and Landmark shopping malls and hotels in the Makati business district.

Ascott will operate the serviced residence for five years, with the option to renew the contract for another five years.

The residence will be progressively upgraded to Somerset standards for US$3.2 million, and relaunched as Somerset Olympia, Makati by the second quarter of next year. Its staff are being trained on Ascott's operational and service delivery systems.

- more -

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The Ascott Group is the Asia Pacific's largest serviced residence chain, with 8,200 units in 20 cities across Asia, Australasia and the United Kingdom.

Ascott has two other Somerset residences in the Philippines - the 138-unit Somerset Millennium, Makati and the 150-unit Somerset Salcedo, Makati.

The group's chief operating officer, Mr Cameron Ong, said: "We see Manila's serviced residence industry expanding further as the Philippines economy and political situation stabilise.

"Our 'enriched living experience' programme for our guests in the Philippines has set new standards in how serviced residences can provide business travellers and their families with a nurturing home and support community. Our resident activities facilitate guests' business networking, community integration and family recreation in Manila," he said.

Mr Ong added that Ascott is working to secure more serviced residence management contracts in the Asia Pacific to grow its portfolio of serviced residence units.

Olympia Suites comprises studio suites to two-bedroom penthouses and offers facilities such as a swimming pool, restaurants, gym and business centre.

As part of the group's Somerset brand of serviced residences, the property will be targeted at middle to upper management executives and project a stylish and contemporary lifestyle.

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It will benefit from Ascott's global sales and marketing network, and proven operational and service delivery systems.

Issued by : **The Ascott Group Limited** Website: www.the-ascott.com
8 Shenton Way, #13-01 Temasek Tower, Singapore 068811
Date : September 12, 2002

For more information, please contact:

Ida Lim, Vice President, Investor Relations & Corporate Communications
Tel: (65) 6586 7230 Hp: (65) 9628 8339 Fax: (65) 6586 7202
Email: ida.lim@the-ascott.com

Tay Cheng Cheng, Assistant Manager
Tel: (65) 6586 7231 Hp: (65) 9010 0627 Fax: (65) 6586 7202
Email: tay.chengcheng@the-ascott.com

- End -

BACKGROUND

A. The Ascott Group's Other Properties In The Philippines

Somerset Millennium – 138 units, Legaspi Village, Makati City

In the heart of Makati City's business and entertainment district, the residence is close to the Landmark and Glorietta shopping malls, Pasay Road fine-dining area, and The Fort, where the British and International schools are located. The residence offers panoramic views of the Makati skyline. Units range from deluxe to two-bedroom suites.

Somerset Salcedo - 150 units, Salcedo Village, Makati City

The Powerplant shopping and entertainment mall at Rockwell Centre is a 10-minute drive away. Within walking distance is Makati Avenue, with its many fine restaurants and entertainment centres. The various embassies at Salcedo Village are nearby. Units range from studio to three-bedroom suites.

B. About The Ascott Group

The Ascott Group is a leading international serviced residence company. It manages a portfolio of 8,200 serviced residence units in 20 cities in 11 countries across Asia, Australasia and the United Kingdom.

In its drive for international leadership in the serviced residence industry, the group today commands pole positions in many gateway cities such as Singapore, London, Beijing, Shanghai, Jakarta, Hanoi, Ho Chi Minh City, Sydney and Melbourne.

The Ascott Group pioneered the Asia Pacific's first branded luxury serviced residence in 1984. Today, it boasts an 18-year industry track record and serviced residence brands that are market leaders in the Asia Pacific.

The group's luxury The Ascott brand projects an elegant lifestyle appealing to top executives. The Somerset brand offers stylish, contemporary living for senior to upper management executives.

Headquartered in Singapore, The Ascott Group's shares trade as 'Ascott' on the Singapore Exchange. It is the serviced residence arm of CapitaLand Limited, one of Asia's largest listed property companies.

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MASNET No. 74 OF 16.09.2002
Announcement No. 74

CAPITALAND LIMITED

CLARIFICATION BY CAPITALAND LIMITED ON ITS INVESTMENT IN RAFFLES HOLDINGS

Reference is made to the various media reports concerning CapitaLand Limited's ("CapitaLand") intentions with respect to its investment in Raffles Holdings ("Raffles"). CapitaLand wishes to state that it has not solicited any proposals or offers for its stake in Raffles, nor does it have any firm plans at present to divest its investment in Raffles. However, CapitaLand regularly receives and reviews proposals from banks and other parties concerning its various holdings. As an ongoing effort, CapitaLand will continue to actively manage its portfolio of assets to maximize its shareholders' value.

Submitted by Jessica Lum, Assistant Company Secretary on 16/09/2002 to the SGX

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CapitaLand

CapitaLand Limited
168 Robinson Road #30-01 Capital Tower Singapore 068912
Tel: 65 6823 3200 Fax: 65 6820 2202 Website: www.capitaland.com

INCREASE IN SHARE CAPITAL OF CAPITALAND FINANCIAL LIMITED

The Board of Directors of CapitaLand Limited ("CapitaLand") wishes to announce that its wholly-owned subsidiary, CapitaLand Financial Limited ("CFL"), has increased its authorised share capital from S$100,000 divided into 100,000 ordinary shares of S$1.00 each to S$5,000,000 divided into 5,000,000 ordinary shares of S$1.00 each by the creation of 4,900,000 ordinary shares of S$1.00 each.

CapitaLand has subscribed for an additional 999,998 ordinary shares at par fully paid in cash in the share capital of CFL. Consequent to this subscription, CFL's issued and paid-up share capital has increased from S$2 to S$1,000,000 comprising 1,000,000 ordinary shares of S$1.00 each. CapitaLand's interest in CFL remains at 100% after the increase.

By Order of the Board

Lim Mei Yi
Company Secretary
18 September 2002

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CapitaLand

For immediate release

September 18, 2002

NEWS RELEASE

CapitaLand to officially launch freehold Casabella

Exclusive estate with mixed housing types and common facilities

Singapore, September 18– CapitaLand will officially launch its latest project, freehold Casabella, this Saturday, September 21. Located at Duchess Avenue, one of Singapore's most exclusive neighbourhoods, Casabella comprises an interesting mix of 60 apartments, 14 townhouses and 8 strata semi-detached units. Together, they form a distinctive housing concept that has common recreational facilities for all. The average price for the entire development is $688 per square foot. For the launch, the 60 apartments will be released, while the townhouses and strata semi-detached units will be available upon request. About 20% of the development has been taken up during a preview. Foreigners are also eligible to buy the townhouses and strata semi-detached units without having to apply to the Land Dealings Unit.

Patricia Chia, CapitaLand Residential Deputy CEO for Singapore Operations said: "Casabella is exciting as it offers something for everyone. Homeowners of the spacious and well-designed apartments will enjoy its excellent location within an enclave of exclusive landed housing. Buyers of the townhouses and semi-detached units can look forward to the prestige of a landed property address, combined with the benefits of condominium facilities. The interesting variety of housing types, modern design and exclusive location means Casabella will appeal to a wide spectrum of buyers, from mature families to the young and upwardly mobile."

Home buyers of Casabella with immediate family members living in the nearby districts of 1026, 1027, 1128 and 2158 will enjoy an additional one per cent rebate off each unit purchased for a limited period only. This is to encourage families to stay closer to their loved ones. An additional one per cent rebate will be offered to buyers who purchase more than one unit, while those who have previously purchased property from CapitaLand will enjoy an additional half per cent rebate off each unit purchased.

Set amidst a refreshing tropical ambience, Casabella is resplendent in its unique modern architectural style as reflected by its distinctive contemporary look and the exciting mix of housing types.

Casabella offers a choice of 60 low-rise apartments, 14 townhouses and 8 exclusive strata semi-detached units. The apartments, in two blocks of five-storey plus attic, offer a selection of 2- to 4- bedroom types with sizes ranging from 87 sq m (990 sq ft) to 178 sq m (1,900 sq ft). The use of full-height windows in the living and dining area brings nature and light into the apartment, and each well-designed unit enjoys a scenic view of either the pool or the beautifully landscaped gardens. The spacious 4-bedroom apartments come with a private lift lobby, while the penthouses have a roof terrace.

Each semi-detached unit is made up of three floors plus an attic and has a floor area of 218 sq m (3,500 sq ft). The townhouse is also made up of three floors plus an attic and has a floor area of 199 sq m (3,000 sq ft). Both housing types have their own individual addresses, for example, 178 Duchess Avenue, 180 Duchess Avenue etc. In addition, the owners can enjoy their own jacuzzi on the attic and private carpark lots. The semi-detached units will have distinctive individual names, such as Casa Lily, Casa Lantana and Casa Ixora, drawing inspiration from the tropical landscape theme.

The luxurious landscape is organized into five distinct terraces spread over a 21 metre height difference. This height difference provides the perfect setting for Casabella's many features and facilities catering to the residents' wide-ranging interests. The clubhouse has a fully equipped gym for those who want a good

workout, and there are also function rooms and BBQ pits for special get-togethers with family and friends. For a splashing good time, children can look forward to the wading pool with water spouts while the adults will have a choice of a 25m lap pool or the main swimming pool. There are also aqua lounges and a grotto, perfect for those who just want to simply sit and relax behind a cascading rain curtain.

Parents will appreciate the close proximity to some of Singapore's top schools including Henry Park Primary, Nanyang Primary, Raffles Girls' Primary, The Chinese High, Nanyang Girls' High, Singapore Chinese Girls', Hwa Chong, National and Raffles junior colleges, as well as the German and Dutch schools.

Casabella is accessible via Pan Island Expressway. Clubs like the Singapore Island Country Club, Raffles Town Club and Hollandse Club are only a few minutes' drive away. Nearby amenities include shopping malls, food centres and supermarkets. Expected TOP is in the second quarter of 2006.

Interested buyers can call CapitaLand's marketing hotline at 6826 6800 or call the showflat at 6466 4420 for more information. Alternatively, they can visit the condominium website at www.casabella.com.sg.

About CapitaLand

CapitaLand, through its subsidiary CapitaLand Residential, is committed to creating modern and comfortable homes, and not just building houses. Its portfolio of premier, high quality residences include several quality Singapore developments such as The Levelz, The Loft, The Shelford and SunGlade. It aims to build its premium position with an emphasis on product leadership and the continuous introduction of innovation – including intelligent living environment and e-lifestyle residences.

In addition to Singapore, CapitaLand also has a significant presence in China through subsidiary CapitaLand China. It is active in Australia via Australand, which is listed on both the Australia and Singapore stock exchanges, and in Malaysia through listed associate company United Malayan Land.

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CapitaLand has property and property-related services focused in select gateway cities in Asia, Australia and Europe. The Company's hospitality businesses, in hotels and serviced residences, span more than 50 cities around the world.

Issued by : CapitaLand Limited
Date : September 18, 2002

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CapitaLand

CapitaLand Limited
168 Robinson Road #30-01 Capital Tower Singapore 068912
Tel: 65 6823 3200 Fax: 65 6820 2202 Website: www.capitaland.com

ANNOUNCEMENT ON THE RESIDENTIAL SITE IN CHANGNING DISTRICT, SHANGHAI

The Board of Directors of CapitaLand Limited ("CapitaLand") wishes to announce that:-

1. Hua Sheng Holdings Pte Ltd ("Hua Sheng"), a 100% owned indirect subsidiary of CapitaLand, has entered into an agreement with Shanghai Xin Tian Di Real Estate Development Co., Ltd ("XTD"), a party unrelated to the CapitaLand Group, to form a joint venture company to be named Shanghai Ning Xin Real Estate Development Co., Ltd ("Ning Xin") for purpose of developing the residential site described herein. XTD is the party from whom Hua Sheng had acquired the residential site at Plots 83-4 and 83-5, Street 83, Changning District, Shanghai, the People's Republic of China.

   Ning Xin will be formed, subject to the Chinese authorities' approval, with a registered capital of RMB200 million and its principal activity will be real estate development. Subject to paragraph 2 below, Hua Sheng will hold 97% of the registered capital of Ning Xin, and the remaining 3% will be held by XTD.

2. Hua Sheng has on 19th September 2002 also signed an agreement with HPL Properties (North Asia) Pte Ltd ("HPL Properties"), an indirect wholly-owned subsidiary of Hotel Properties Ltd wherein HPL Properties buys 20% of Hua Sheng's abovementioned 97% interest in Ning Xin (equivalent to a 19.4% stake in Ning Xin) for a consideration of RMB38.8 million (S$8.34 million), based on 19.4% of Ning Xin's registered capital of RMB200 million. This transaction is subject to the Chinese authorities' approval. CapitaLand has in the past successfully collaborated with the HPL Group on an international landmark development, Canary Riverside, in London.

Upon approval of the Chinese authorities, Ning Xin will then become an indirect 77.6% owned subsidiary of CapitaLand. HPL Properties will own 19.4% and XTD will continue to hold a 3% stake in Ning Xin.

Based on available information, the above transactions are not expected to have any material impact on CapitaLand's net tangible assets or earnings per share for the financial year ending 31 December 2002.

None of the Directors or controlling shareholders of CapitaLand has any interest, direct or indirect, in the transactions.

By Order of the Board

Lim Mei Yi
Company Secretary
19 September 2002

s : sec/sgxannc/crl/changning(19Sep2002).doc
19 Sep 2002

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PRESS RELEASE BY CAPITALAND'S SUBSIDIARY, AUSTRALAND HOLDINGS LIMITED – "NESTLE AUSTRALIA COMMITS TO AUSTRALAND'S RHODES CORPORATE CAMPUS"

CapitaLand Limited's subsidiary, Australand Holdings Limited ("AHL"), has today issued a press release on the above matter. Attached AHL's press release is for information.

AHL.pdf

Submitted by Lim Mei Yi, Company Secretary on 19/09/2002 (DD/MM/YYYY) to the SGX

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Nestlé

AUSTRALAND

PRESS RELEASE

NESTLÉ AUSTRALIA COMMITS TO AUSTRALAND'S RHODES CORPORATE CAMPUS

The Managing Director of Nestlé Australia Limited, Mr Rob Murray, and the CEO of Australand Holdings, Mr Brendan Crotty, today announced that Nestlé Australia had signed an Agreement which will see the construction of Nestlé's new Australian Pacific headquarters at Australand's Rhodes Corporate Campus.

The parties have signed an Agreement to Lease which will see Australand construct a new five storey head office facility for Nestlé by November next year. On completion, Nestlé will occupy the whole building under a ten year lease. The building will comprise a total floor area of 17,000m² with average floor plates of about 3,400m² and secure car parking for 375 vehicles. Nestlé's building will be the largest of the six buildings to be constructed under the approved Master Plan for Rhodes Corporate Campus.

The trigger for Nestlé's move has been the simultaneous pre-leasing of three of its five office floors at its existing Darling Park premises to Singleton Olgivy Mather. SOM will take a ten year lease of the top three floors of Tower 2 when Nestlé moves to Rhodes. The remaining two floors are under advanced negotiation.

Mr Murray described the move as integral to the Company's strategy to consolidate Nestlé's administrative operations at one central location.

"During the past twelve months the Company has made a number of organisational changes at a regional level and this has led to a review of our administration processes," said Mr Murray.

"We believe the Company's Australian and region operations will be best served by consolidating the administration of our various Divisions within a central office environment."

"Following an analysis of the occupancy cost differentials that are likely to apply to a CBD versus a non-CBD location over the long term, it is clear that the Company's best interests will be served by locating the head office to an appropriate suburban location".

"We are delighted that that location is Rhodes, which fits with all of the Company's criteria, and we are delighted to enter into this commercial arrangement with Australand, who have demonstrated to us their ability to meet all of Nestlé's requirements for this project."

Mr Crotty stated that the commitment by Nestle Australia Limited to the campus style accommodation at Rhodes is a continuation of the trend for corporates to seek lower total occupancy costs whilst securing staff amenities of a very high standard.

Nestlé's relocation strategy and the commercial arrangements both for the Company's new Rhodes premises and the re-leasing of Nestlé's Darling Park premises were handled by Nestlé's property consultant, Mike Collins of Michael Collins & Associates.

ENDS

For further information contact:

Peter Kelly, General Manager, Corporate Services, Nestlé	(02) 9931 2462
Paul McKenna, General Manager, Australand	(02) 9767 2097
Mike Collins, Michael Collins & Associates	(02) 9247 2955

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CapitaLand

CapitaLand Limited
168 Robinson Road #30-01 Capital Tower Singapore 068912
Tel: 65 6823 3200 Fax: 65 6820 2202 Website: www.capitaland.com

ACQUISITION OF STAKE IN BEIJING RUIHUA PROPERTY DEVELOPMENT CO., LTD

The Board of Directors of CapitaLand Limited ("CapitaLand") wishes to announce that its indirect wholly-owned subsidiary, CapitaLand China Holdings Pte Ltd ("CCH"), a company incorporated in Singapore, has signed a share transfer agreement with Beijing Huakai Property Development Co., Ltd and Hengrui Development Co., Ltd (the "Vendors") to acquire a 62% stake (the "Acquisition") in Beijing Ruihua Property Development Co., Ltd ("Beijing Ruihua"), for RMB 28.4 million (approximately S$ 6 million). The Vendors are unrelated parties of CapitaLand.

Beijing Ruihua, a company incorporated in the People's Republic of China ("PRC"), owns a condominium development site known as No. 43 Xiao Guan Bei Li, Chaoyang District, Beijing. The 57,600 square metre site can be developed into approximately 1,450 residential units. The consideration of RMB 28.4 million values the whole site at approximately RMB 520 million (S$110 million).

This site will house CapitaLand's first residential development in Beijing. It is located in the Asian Games Village and Olympic Green. This is a choice residential area, and the site has a good view of the Beijing 2008 Olympic venue and will enjoy the convenience of the proposed Beitucheng Dong Road MRT station nearby. It has a standard tenure of 70 years.

The proposed Acquisition is conditional upon the approval of the relevant authorities in the PRC. Upon approval being obtained, Beijing Ruihua will become an indirect 62% owned subsidiary of CapitaLand. The Vendors will continue to hold the remaining 38% stake.

The CapitaLand Group has received approval from the Chinese authorities to incorporate CapitaLand (China) Investment Co., Ltd ("CCIC"), a Chinese holding company which will further facilitate the Group's operations in China. The intention is for CCIC to hold the 62% stake in Beijing Ruihua.

Based on available information, the proposed Acquisition is not expected to have a material impact on the net tangible assets or earnings per share of CapitaLand for the financial year ending 31 December 2002.

None of the Directors or controlling shareholders of CapitaLand has any interest, direct or indirect, in the above transaction.

By Order of the Board

Lim Mei Yi
Company Secretary
Date: 24 September 2002

B2-4507

CapitaLand

For immediate release
September 24, 2002

PRESS RELEASE

CapitaLand acquires residential site in Beijing

With potential to build about 1,450 homes

Singapore, September 24, 2002 – CapitaLand (China) has acquired a 62 per cent stake in Beijing Ruihua Development Co., Ltd, which owns a prime residential site in Chaoyang District, Beijing, for S$6 million (RMB 28.4 million). Through a share transfer agreement signed with Beijing Huakai Property Development Co., Ltd and Hengrui Development Co., Ltd today, CapitaLand China will hold the majority stake, while the two original owners of Beijing Ruihua Development will retain the remaining 38 per cent.

The consideration of RMB 28.4 million values the whole residential site at approximately S$110 million (RMB 520 million). About 1,450 units can be built on the 57,600 square metre condominium development site at No. 43 Xiao Guan Bei Li, Chaoyang District, Beijing. Located in the Asian Games Village and Olympic Green, the choice residential site will enjoy a good view of the Beijing 2008 Olympics venue. The site is also conveniently located near the proposed Beitucheng Dong Road MRT station. The site has a standard tenure of 70 years. This transaction is subject to approval by the relevant Chinese authorities.

President and CEO Mr Liew Mun Leong said, "China remains an important market for CapitaLand. We have built a significant presence in Shanghai and looking ahead, Beijing is the next gateway city where we will strengthen our real estate development and hospitality businesses. In the meantime, we are honoured to

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have received approval for the incorporation of CapitaLand (China) Investment Co., Ltd, which will further facilitate our operations in China."

CapitaLand Group's existing projects in China include the recently topped-out Raffles City Shanghai, comprising a grade A office tower and a retail podium. The Group's hospitality businesses include serviced residences in Beijing and Shanghai, and two hotels in Beijing and Dalian. Its property services arm, PREMAS, has also recently launched a joint venture with US management consultant Cushman & Wakefield to form Cushman & Wakefield PREMAS, which is expected to be a leading property services company in Shanghai.

CapitaLand's residential projects in China include the fully-sold Chrysanthemum Park Phase 1 in Shanghai, and Phase 2 of the residential project (called Summit Panorama), which is about 95 per cent sold. Phase 3, called Summit Residences, is likely to be launched soon.

In addition, CapitaLand China has in its pipeline a prime 28,000 sqm site in Xuhui District in Shanghai. The site, conveniently located near the Xujiahui shopping and commercial hub, will be developed into a quality 800-unit condominium. The company also owns a 108,011 sqm site in Changning District in Shanghai, where 2,000 residential units are expected to be built.

The acquisition is not expected to have a material impact on the net tangible assets or earnings per share for CapitaLand for the current financial year ending December 31, 2002. None of the directors or controlling shareholders of CapitaLand has any interest, direct or indirect, in the above transaction.

About CapitaLand

CapitaLand is one of the largest listed property companies in Asia. Headquartered in Singapore, the multi-national company has property and property-related services focused in select gateway cities in China, Australia and the UK. The Company's hospitality businesses, in hotels and serviced residences, span more than 50 cities around the world.

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Its business interests cover commercial and industrial buildings, residential properties, property funds, real estate financials and property services, besides hotels and serviced residences. CapitaLand also leverages on its significant real estate asset base and market knowledge to develop fee-based products and services.

Given its scale, scope of services and geographic spread, the company's core assets are its people – a strong international management team and a dedicated, professional staff. The Company believes in developing the best people to deliver the best products and services; in other words, building people who build for people.

Issued by: CapitaLand Limited
Date: 24 September, 2002

Media Contact

Nicole Neo
Corporate Communications
Tel: +65 826 6869, Email: nicole.neo@capitaland.com.sg

Analysts Contact

George Tanasijevich,
Equity Markets
Tel: +65 823 3535, Email: george.tanasi@capitaland.com.sg

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CapitaLand

CapitaLand Limited
168 Robinson Road #30-01 Capital Tower Singapore 068912
Tel: 65 6823 3200 Fax: 65 6820 2202 Website: www.capitaland.com

DIVESTMENT OF STAKE IN ASSOCIATED COMPANY, ONEREX PTE LTD

The Board of Directors of CapitaLand Limited ("CapitaLand") wishes to announce that its indirect wholly-owned subsidiary, pFission Investment Pte Ltd, a company incorporated in Singapore, has disposed of its entire 50% stake (the "Divestment") in OneRex Pte Ltd ("OneRex"), to CSE Systems & Engineering Ltd, for a total cash consideration of S$38,650 based on the adjusted net asset value of OneRex as at 31 August 2002.

With the Divestment, OneRex has ceased to be an associated company of CapitaLand. The Divestment is not expected to have a material impact on the net tangible assets or earnings per share of CapitaLand for the financial year ending 31 December 2002.

By Order of the Board

Lim Mei Yi
Company Secretary
25 September 2002

s : sec/sgx annc/divestmt-sale/onerex.doc
23 Sep 2002 (JLMS/june)

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CapitaLand

CapitaLand Limited
168 Robinson Road #30-01 Capital Tower Singapore 068912
Tel: 65 6823 3200 Fax: 65 6820 2202 Website: www.capitaland.com

INCORPORATION OF INDIRECT WHOLLY-OWNED SUBSIDIARY, CAPITALAND RECM PTE. LTD.

The Board of Directors of CapitaLand Limited ("CapitaLand") wishes to announce that its wholly-owned subsidiary, CapitaLand Financial Limited has incorporated a wholly-owned subsidiary, CapitaLand RECM Pte. Ltd. ("CRPL"), in Singapore.

CRPL's principal activities are those of an investment holding company as well as property fund management and asset management. It has an authorised capital of S$400,000 comprising 400,000 shares of S$1 each and an issued and paid-up capital of S$2.

By Order of the Board

Lim Mei Yi
Company Secretary
30 September 2002

G:\CapitaLand RECM\3\annce-incorpn(25-09).doc